No Act
PE 3/10/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11006030

March 10, 2011

Amy Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-11

Re: WellPoint, Inc.

Dear Ms. Goodman:

This is in regard to your letter dated March 10, 2011 concerning the shareholder proposal submitted by the Connecticut Retirement Plans and Trust Funds for inclusion in WellPoint's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that WellPoint therefore withdraws its January 11, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Donald A. Kirshbaum
Investment Officer for Policy
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

Client 98407-00001

March 10, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *WellPoint, Inc.*
Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of Connecticut Retirement Plans & Trust Funds
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 11, 2011, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, WellPoint, Inc. (the "Company"), could properly exclude from its proxy materials for its 2011 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") submitted by the Connecticut Retirement Plan & Trust Funds (the "Proponent").

Enclosed is a letter from the Proponent to the Company dated March 1, 2011, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the January 11, 2011 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8653 or Kathleen S. Kiefer, the Company's Vice President and Assistant Corporate Secretary, at (317) 488-6562 with any questions in this regard.

Sincerely,



Amy Goodman

Enclosure(s)

cc: Kathleen S. Kiefer, WellPoint, Inc.
Donald Kirshbaum, Connecticut Retirement Plans & Trust Funds

101037463_1.DOC

Exhibit A



DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

March 1, 2011

Mr. John Cannon
Executive Vice President
General Counsel and Corporate Secretary
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Dear Mr. Cannon:

The purpose of this letter is to withdraw the shareholder resolution filed by the Connecticut Retirement Plans and Trust Funds ("CRPTF") on November 24, 2010. We are withdrawing our resolution based on discussions with Kathleen Kiefer, VP & Assistant Corporate Secretary. Our withdrawal is based on the company's commitment to enhance disclosure on lobbying expenditures, as well as your commitment to look more closely at how payments to membership organizations that are used for non-lobbying expenditures are used – including whether they are used in any way to influence elections – and to have further dialogue with us on these issues in the fall.

We thank the company for its active interest in this issue and look forward to continued dialogue.

Sincerely,

Donald A. Kirshbaum
Investment Officer for Policy

cc: Kathleen Kiefer, VP & Assistant Corporate Secretary

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860) 702-3000
AN EQUAL OPPORTUNITY EMPLOYER

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

Client: 98407-00001

January 11, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *WellPoint, Inc.*
Shareholder Proposal of the Connecticut Retirement Plans & Trust Funds
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that WellPoint, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Connecticut Retirement Plans & Trust Funds (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company include in its proxy statement additional information regarding the Company's political contributions and expenditures and that the Company's board of directors adopt a policy that the Company's shareholders be given the opportunity, at each Annual Meeting, to ratify the Company's political spending program for the previous fiscal year.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide a written statement of intent to hold the requisite amount of Company shares through the date of the 2011 Annual Meeting in response to the Company's timely request for that statement.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated November 24, 2010. The Proponent's submission was deficient because it did not state the Proponent's intention to hold the requisite number of Company shares through the date of the 2011 Annual Meeting.

Accordingly, in a letter dated December 2, 2010, which was sent via overnight delivery within 14 days of the date the Company received the Proposal, the Company sent the Proponent a letter notifying it of the procedural deficiency as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiency. Specifically, the Deficiency Notice stated:

- that the Proponent must submit a written statement of its intent to hold the requisite number of Company shares through the date of the Company's Annual Meeting under Rule 14a-8(b); and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Company's records confirm delivery of the Deficiency Notice at 10:01 a.m. on December 3, 2010. *See* Exhibit C. As of the date of this letter, the Proponent has not provided a written response to the Deficiency Notice.

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide A Statement Of Intent To Hold The Requisite Shares Through The Date Of The 2011 Annual Meeting.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must ... continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") specifies that a shareholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareholder meeting. *See* Section C.1.d., SLB 14. SLB 14 provides:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff has consistently concurred in the exclusion of shareholder proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. For example, in *Sempra Energy* (avail. Jan. 21, 2009), the Staff concurred that the company could exclude a shareholder proposal where the proponents failed to provide a written statement of intent to hold their securities in response to the company's deficiency notice. *See also Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a shareholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareholders).

As with the proposals cited above, the Proponent has failed to provide the Company with a written statement of its intent to hold the requisite amount of Company shares through the date of the 2011 Annual Meeting as required by Rule 14a-8(b) despite the Company's timely Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposals under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Kathleen S. Kiefer, the Company's Vice President and Assistant Corporate Secretary, at (317) 488-6562.

Sincerely,



Amy Goodman

Enclosure(s)

cc: Kathleen S. Kiefer, WellPoint, Inc.
Catherine E. LaMarr, Connecticut Retirement Plans & Trust Funds
Cambria Allen, Connecticut Retirement Plans & Trust Funds

Exhibit A

STATE OF CONNECTICUT
OFFICE OF THE TREASURER



55 ELM STREET • HARTFORD, CT 06106-1773• 860-702-3000

FACSIMILE TRANSMITTAL SHEET

To: Mr. John Cannon
Executive Vice President,
General Counsel and Corporate Secretary
c/o Mr. Michael Kleinman
Vice President, Investor Relations

FROM: CAMBRIA ALLEN

Policy Unit Division
PHONE (860) 702 – 3163
FAX (860) 524- 9470

FAX NUMBER:
(317) 488-6703

DATE: NOVEMBER 24, 2010

COMPANY:
WellPoint, Inc.

TOTAL NO. OF PAGES INCLUDING COVER: 4+COVER

PHONE NUMBER: (317) 488-6713

RE: CRPTF SHAREHOLDER PROPOSAL

☐ URGENT X FOR REVIEW X PLEASE COMMENT X PLEASE REPLY



DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

November 24, 2010

Mr. John Cannon
Executive Vice President,
General Counsel and Corporate Secretary
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Dear Mr. Cannon:

The purpose of this letter is to submit the attached shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds ("CRPTF") for consideration and action by shareholders at the next annual meeting of WellPoint, Inc.

I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 23, 2010, the CRPTF held 244,551 shares of WellPoint, Inc. valued at approximately $14,311,125. The CRPTF will continue to own WellPoint, Inc. shares through the annual meeting date.

Please do not hesitate to contact Cambria Allen at (860) 702-3163 or cambria.allen@ct.gov, if you have any questions or comments concerning this resolution.

Sincerely,



Catherine E. LaMarr
General Counsel



RESOLVED, that shareholders of WellPoint, Inc. ("WellPoint") urge WellPoint's board of directors to adopt a policy that shareholders be given the opportunity, at each annual shareholder meeting, to vote on an advisory resolution, proposed by management, to ratify WellPoint's political spending program for the previous fiscal year. The proxy statement in which the resolution is proposed should disclose the following, in addition to other information WellPoint believes is material to shareholders' voting decisions:

1. Policies and procedures for (a) political contributions and expenditures (direct and indirect) made with corporate funds and (b) payments (direct and indirect) used for grassroots lobbying communications.
2. (a) Monetary and non-monetary political contributions and expenditures made in the previous fiscal year for political purposes, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and independent tax-exempt entities often referred to as "section 527 organizations" that focus on issue advocacy and voter mobilization, rather than the election, appointment or defeat of particular candidates; and (b) any portion of dues or similar payments made to any tax-exempt organization, such as a trade association, in the previous fiscal year that is used for a political expenditure or contribution.
3. Payments (direct and indirect) used for grassroots lobbying communications in the previous fiscal year.

A "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

The resolution submitted to shareholders should state that the vote is non-binding and would not affect any contribution or expenditure already made by WellPoint.

SUPPORTING STATEMENT

As long-term shareholders, we support transparency and accountability in corporate political spending. While WellPoint discloses its corporate-sponsored contributions to support political committees and candidates, it does not readily disclose other forms of direct and indirect political spending.

Absent accountability, company assets can be used in ways that may be contrary to the long-term interests of the company. The authors of a recent Harvard Law Review article argue that political spending raises concerns not present with other business decisions because such spending may reflect "directors' and executives' own personal preferences and beliefs" rather than a judgment about what is best for the company. (Lucian Bebchuk & Robert Jackson, Jr., "Corporate Political Speech: Who Decides?" Harvard Law Review, Nov. 2010)

Moreover, a strategy based on obtaining particular political outcomes may create risks for companies, as political fortunes shift. Health insurers' spending in the most recent election cycle implicates this concern: they gave three times more to Republican candidates and 527s than to Democrats. WellPoint drew criticism for trying to choose its own regulator after it supported a group that gave over $1.4 million to back a candidate for California insurance commissioner.

We believe that annual shareholder ratification of political spending would provide needed accountability. We urge shareholders to vote FOR this proposal.



STATE STREET
For Everything You Invest In

Robert Calabrese
Client Relationship Officer

November 24, 2010

Ms. John Cannon
Executive Vice President,
General Counsel and Corporate Secretary
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Re: Connecticut Retirement Plans and Trust Funds

Dear Mr. Cannon,

State Street Bank is the record owner of shares of common stock ("Shares") of WellPoint Inc., beneficially owned by the Connecticut Retirement Plans and Trust Funds ("CRPTF"). The shares held by State Street Bank are held in the Depository Trust Company, in the participant code The CRPTF has held shares of WellPoint Inc. (94973V107) with a market value greater than $2,000.00 continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Robert Calabrese
Officer
Client Relations
State Street Corporation

Exhibit B



WELLPOINT.

120 Monument Circle
Indianapolis, IN 46204
Tel (317) 488-6562
Fax (317) 488-6616

Kathleen S. Kiefer
Vice President and
Assistant Corporate Secretary

December 2, 2010

VIA OVERNIGHT MAIL
Catherine E. LaMarr
General Counsel
State of Connecticut Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Dear Ms. LaMarr:

I am writing on behalf of WellPoint, Inc. (the "Company"), which received on November 24, 2010 a letter you submitted on behalf of the Connecticut Retirement Plans and Trust Funds (the "Proponent") regarding a shareholder proposal for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must provide the company with a written statement of intent to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Specifically, your letter states that the Proponent "will continue to own WellPoint, Inc. shares through the annual meeting date," but does not specify that the Proponent intends to hold the requisite number of Company shares. To remedy this defect, you must submit a written statement that the Proponent intends to continue holding the requisite number of Company shares through the date of the Company's 2011 Annual Meeting of Shareholders.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at WellPoint, Inc., 120 Monument Circle, Indianapolis, IN 46204. Alternatively, you may transmit any response by facsimile to me at (317) 488-6616.

If you have any questions with respect to the foregoing, please contact me at (317) 488-6562. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Kathy Kiefer

Kathleen S. Kiefer
Vice President and Assistant Corporate Secretary

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.